Exhibit 99.1
Canadian Solar Pre-Announces Select Q4 2008 Results
Schedules Q408 Earnings Release Date
Toronto, Canada — February 17, 2009 — Canadian Solar Inc. (“the Company”, “CSI” or “we”) (NASDAQ: CSIQ) today pre-announced select unaudited financial results for the fourth quarter of 2008.
For the fourth quarter, the Company expects to achieve $66 to $71 million in net revenues. The Company believes it was successful in achieving its cash management objectives: For the end of the fourth quarter, we anticipate reporting a cash position in excess of $130 million. Our accounts receivables are expected to be in the range of $56 to $64 million as of December 31, 2008, compared to $153 million net at the end of the third quarter, 2008. During the fourth quarter, we chose to pay down approximately $78 million of short-term and related party debt, which brings our outstanding short-term loan balance to approximately $92 million at the end of 2008.
Gross margin in the fourth quarter is expected to be negative, reflecting the weak Euro, a decline in module pricing in December, and an inventory revaluation provision that resulted from a rapid decline in the raw material pricing in December, 2008.
Regarding the business outlook for 2009, the Company has received record-level inquiries from our customers. Signed sales contracts for 2009 have reached 262 MW, with an additional 190 MW in the near-term pipeline, a strong indicator that there is fundamental demand for the Company’s products despite the global financial crisis. The rapid decline in solar equipment costs makes the return on solar systems much more attractive. On the other hand, the company expects that near-term solar demand and pricing are still being impacted by the current credit environment, winter weather in Germany and market-wide inventory clearance efforts.
Given the current business climate and market uncertainty, the Company is adjusting its shipment guidance for 2009 to approximately 300 to 350 MW. This estimate is preliminary and contingent on several market conditions that are difficult to predict, including cost and availability of credit.
Dr. Shawn Qu, Chairman and CEO said: “The Company will continue to execute its business strategy to address the current market conditions. Our strategy includes the following:
•	Maintaining a healthy balance sheet and a strong cash position,

•	Increasing our global sales and marketing efforts in key geographic markets such as Europe and the U.S., and

•	Proactively working with our strategic suppliers to implement an aggressive cost reduction program both internally and externally.
We will continue offering two complete and fully scaled product lines: regular, high-efficiency modules and our proprietary solar-grade silicon e-Modules, which are the most cost-competitive crystalline PV modules in the industry. Currently, the Company is able to sell its regular solar modules at very competitive prices and to price its low-cost e-Modules at a 10-15% discount to its regular silicon modules, while still maintaining a reasonable gross margin structure.”

Fourth Quarter 2008 Conference Call
Canadian Solar’s complete fourth quarter and full year 2008 financial results will be issued on Tuesday, March 17, 2009 before the NASDAQ stock market opens. The dial-in number for the live audio call beginning at 8 p.m. (in Jiangsu) on Tuesday, March 17, 2009 or 8 a.m. (in New York) on Tuesday, March 17, 2009 is +1-800-638-5495 (U.S) or +1-617-614-3946 (International). The passcode is 67938727. A live webcast of the conference call will be available on Canadian Solar’s website at http://www.csisolar.com. The Company will provide further forward-looking guidance at that time.
A replay of the call will be available 1 hour after the conclusion of the conference call, for one week, through noon on Tuesday, March 24, 2009 (in Jiangsu) or midnight on Monday, March 23, 2009 (in New York) at http://www.csisolar.com and by telephone at +1-888-286-8010 (U.S.) or +1-617-801-6888 (International). The passcode to access the replay is 20328110.
About Canadian Solar Inc. (NASDAQ: CSIQ)
Founded in 2001, Canadian Solar Inc. (CSI) is a vertically integrated manufacturer of solar cell, solar module and custom-designed solar application products serving customers worldwide. CSI is incorporated in Canada and conducts all of its manufacturing operations in China. Backed by years of experience and knowledge in the solar power market and the silicon industry, CSI has become a major global provider of solar power products for a wide range of applications. For more information, please visit http://www.csisolar.com.
Safe Harbor/Forward-Looking Statements for Canadian Solar
Certain statements in this press release including statements regarding expected future financial and industry growth are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future shortage or availability of the supply of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers, including customers of our silicon materials sales; changes in demand from major markets such as Germany; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling price; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F originally filed on June 3, 2008. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.
For more information, please contact:
In Toronto, Canada
Alex Taylor, IR Director
Canadian Solar Inc.
Phone: +1-905-530-2334
Fax: +1-905-530-2001
Email: ir@csisolar.com
In the U.S.
Joseph Villalta
The Ruth Group
Phone: +1-646-536-7003
Email: jvillalta@theruthgroup.com